SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                    AMENDMENT TO NOTIFICATION OF REGISTRATION

                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby amends its notification of registration filed with the Securities and Exchange Commission on March 25, 1997 pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to notification of registration submits the following information:

Name:    Worldwide Developing Resources Portfolio

Address of Principal Business Office:
         24 Federal Street
         Boston, MA  02110

Telephone Number:    (617) 482-8260

Name and address of agent for service of process:
         Alan R. Dynner
         24 Federal Street
         Boston, Massachusetts   02110


Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO [X]

Item 1.        Name of Registrant:  Worldwide Developing Resources Portfolio.

Item 2.        State and Date of Organization:  New York; February 14, 1997.

Item 3.        Form of Organization:  Trust.

Item 4.        Classification of Registrant:  Management Company.

Item 5(a).     Registrant is an open-end company.

Item 5(b).     Registrant is a diversified company.

Item 6. Investment Adviser of Registrant: Boston Management and Research, 24 Federal Street, Boston.

Item 7.        Board of Trustees of Registrant:

                           Donald R. Dwight(1)
                           James B. Hawkes*
                           Samuel L. Hayes, III(2)
                           Norton H. Reamer(3)
                           John L. Thorndike(4)
                           Jack L. Treynor(5)

               Officers of Registrant:

                           President:                James B. Hawkes*
                           Vice President:           William D. Burt*
                           Vice President:           Barclay Tittmann*
                           Secretary:                Alan R. Dynner*
                           Treasurer:                James L. O'Connor*
                           Assistant Secretary/
                              Assistant Treasurer:   Janet E. Sanders*
                           Assistant Treasurer:      William J. Austin, Jr.*
                           Assistant Treasurer:      Barbara E. Campbell*
                           Assistant Secretary:      A. John Murphy*
                           Assistant Secretary:      Eric G. Woodbury*

               The address for each of the above-named Trustees and Officers of Registrant is as follows: (1) Clover Mill Lane, Lyme, NH 04768;
               (2) 345 Nahatan Street, Westwood, MA 02090; (3) One International Place, Boston, MA 02110; (4) 10 Main Street, Dover, MA 02030; (5) 504 Via Almar, Palos Verdes Estates, CA 90274; *24 Federal Street, Boston, MA 02110.

Item 8.        Inapplicable.

Item 9(a).     No;   Registrant  is  not  currently  issuing  and  offering  its securities directly to the public.

Item 9(b).     Inapplicable.

Item 9(c). No; Registrant does not presently propose to make a public offering of its securities.

Item 9(d).     Yes.

Item 9(e). As of December 31, 1998, there were no beneficial owners of Registrant's outstanding securities and the Registrant's Trustees have voted to terminate and dissolve the Registrant.

Item 10.       Current Value of Registrant's Total Assets:  $0

Item 11.       No.

Item 12. Registrant incorporates by reference the August 31, 1998 financial statements as previously filed electronically with the Commission on November 4, 1998 (Accession No.
               0000950109-98-004913).

                                    SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amendment to Notification of Registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 11th day of January, 1999.


                         WORLDWIDE DEVELOPING RESOURCES PORTFOLIO


                         By: /s/ James B. Hawkes
                             --------------------------
                             James B. Hawkes
                             President

Attest: /s/ Janet E. Sanders
        ------------------------
        Janet E. Sanders
        Assistant Secretary